Exhibit 99.1

Farmmi Receives NASDAQ Notification Regarding Minimum Bid Requirements

LISHUI, China, October 14, 2022 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agricultural products supplier in China, today announced that on October 12, 2022, it received a letter from The Nasdaq Stock Market LLC ("Nasdaq"), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). It resulted from the fact that the closing bid price of the Company's ordinary shares was below $1.00 per share for a period of 30 consecutive business days. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The notification has no immediate effect on the listing of the Company's ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “FAMI”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until April 10, 2023 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company's ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance with the minimum bid price requirement within 180 calendar days, the Company may be eligible for additional time.

In the event the Company does not regain compliance with the minimum bid price requirement by April 10, 2023, the Company may be eligible for an additional 180 calendar day grace period.

About Farmmi, Inc.

Established in 1998, Farmmi Inc. (NASDAQ: FAMI) is an agricultural products supplier, processor and retailer of edible mushrooms like Shiitake and Mu Er, as well as other agricultural products. In addition to its offline sales, Farmmi sells its products direct-to-consumer. For further information about the Company, please visit website.

Forward-Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations and intended to qualify for the "safe harbor" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customer’s businesses and our end purchaser’s disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China, our ability to attract and retain skilled professionals, client concentration, industry segment concentration, and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Farmmi may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact Investor Relations:

Global IR Partners

David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com